*KH 8/16

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

[redacted]

11021687

.NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Daewoo Securities (America), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, Suite 301,
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Sun Park — 212-407-1005
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 8/16

AFFIRMATION

I, Young Sun Park, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Daewoo Securities (America), Inc. as of and for the year ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/23/2011
Date

President
Title

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 23rd DAY OF May ~~2000~~ 2011
BY
NOTARY PUBLIC

KELLY E. HAN
Notary Public, State of New York
No. 01HA6041969
Qualified in Queens County
Commission Expires May 15, ~~2002~~ 2014

Notary Public

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Daewoo Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co., Ltd.) (the "Company") as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

May 23, 2011

DAEWOO SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Daewoo Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

CASH	$ 5,628,892
COMMISSIONS RECEIVABLE FROM PARENT	171,998
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS	217,578
SECURITIES OWNED, At fair value:	
Money market funds	1,048,268
Corporate debt securities	3,139,540
Total securities owned	4,187,808
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation and amortization	187,587
OTHER ASSETS	536,633
TOTAL ASSETS	$ 10,930,496

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	$ 133,963
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, par value $0.01 per share — 100,000 shares authorized; issued and outstanding 12,000 shares	120
Additional paid-in capital	11,999,880
Accumulated deficit	(1,203,467)
Total stockholder's equity	10,796,533
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,930,496

See notes to financial statements.

1. DESCRIPTION OF BUSINESS

Daewoo Securities (America), Inc., (the "Company") was incorporated on July 7, 1992 under the laws of the state of New York to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Daewoo Securities Co., Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages primarily in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets. Also, the Company engages in broker and dealer transactions of U.S. securities, which customers are institutions in Korea investing in the U.S. markets.

The Company clears all transactions on a fully disclosed basis through its clearing brokers. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivable from Brokers, Dealers and Clearing Organizations — The balances shown as receivable from brokers, dealers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. These balances consist primarily of a deposit with a clearing broker. According to the proprietary account of an introducing broker agreement with the clearing broker, the Company used this deposit in its net capital computations.

Securities Owned — Securities are carried at fair value and at March 31, 2011, consist primarily of obligations of corporate debt securities and money market funds (see Note 4).

Deferred Rent Liability — Rent expense related to an operating lease where scheduled rent increases exist, is determined by expensing the total amount of rent due over the life of the operating lease on a straight-line basis. The difference between the rent paid under the terms of the lease and the rent expensed on a straight-line basis is included in accrued expense and other liabilities in the accompanying statement of financial condition. The deferred rent liability amounted to $32,388 as of March 31, 2011.

Income Taxes — The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes*). Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax assets and liabilities computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

Revenue Recognition — All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at March 31, 2011. Interest and dividend revenues are earned from the underlying securities owned and are recorded on an accrual basis.

Depreciation and Amortization — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from five to seven years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Fair Value Measurements and Disclosures — The Company accounts for its financial instruments owned at fair value. Fair value is defined as the price that could be received in an asset sale, or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820, *Fair Value Measurement and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Valuations are based upon unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis;

Level 2 — Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Valuations are based upon prices or valuations techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect assumptions that the reporting entity believes would be used by market participants in valuing the asset or liability but that are unobservable.

As required by ASC 820, the level within which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in the significance of valuation inputs may result in a reclassification between fair value hierarchy level categories.

The Company accounts for all other assets and liabilities at their carrying value, which approximate fair value.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March, 31, 2011, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $ 6,738,478 which exceeded the minimum requirement by $ 6,638,478. The Company's percentage of aggregate indebtedness to net capital was 1.99%.

4. FAIR VALUE DISCLOSURE

The Company's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy in accordance with ASC 820. See Note 2 for additional information regarding the fair value hierarchy.

The following tables present the Company's financial instruments that are carried at fair value as of March 31, 2011 by statement of financial condition line item caption, type of instrument, and level within the ASC 820 valuation hierarchy. As required by ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value			
Type of Financial Instruments	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds	$1,048,268	$ -	$ -	$1,048,268
Corporate debt securities		3,139,540		3,139,540
Securities owned	$1,048,268	$3,139,540	$ -	$4,187,808

5. INCOME TAXES

The tax effect of each type of temporary difference that gave rise to a significant portion of the net deferred tax assets as of March 31, 2011 is as follows:

	Deferred tax assets (liabilities)
Net operating loss	$ 648,430
Deferred rent	14,737
Property and equipment	(12,873)
Accrued expense	27,015
Total	677,309
Valuation allowance	(677,309)
Net deferred tax assets	$ -

The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would not utilize the benefit of deferred tax assets on these deductible differences, the Company has recorded a valuation allowance to fully offset the deferred tax assets. At March 31, 2011, the Company has net operating loss carryforwards of approximately $1,375,000 for federal income tax purposes, which will expire in various years through March 31, 2031.

The Company's tax returns for the year ended March 31, 2008 through the year ended March 31, 2010 remain open to examination by the Internal Revenue Service. They also remain open for the same period with respect to New York state and New York City taxing jurisdiction.

No material uncertain tax positions exist as of March 31, 2011.

KH 8/16

6. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities through the Parent. Commissions on such securities transactions are collected directly from the customers by the Parent and remitted periodically to the Company. Related commissions receivable from the Parent as of March 31, 2011 amounted to $171,998.

7. PROPERTY AND EQUIPMENT

At March 31, 2011, property and equipment are comprised of the following:

Furniture and fixtures	$ 78,335
Office equipment	61,841
Automobile	55,813
Leasehold improvement	98,118
	294,107
Less accumulated depreciation and amortization	(106,520)
Total	$ 187,587

8. COMMITMENT

The Company leases office space under noncancelable operating lease expiring in August 2014. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending March 31	Amount
2012	$ 153,050
2013	153,050
2014	63,771
	$ 369,871

9. CREDIT RISK AND CLIENT ACTIVITIES

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at March 31, 2011. The Company seeks to control the risk associated with its customers' activities by monitoring the creditworthiness of its customers.

10. CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at March 31, 2011. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued. There were no such events that required to be accounted for or disclosed in the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 23, 2011

Daewoo Securities (America), Inc.
600 Lexington Avenue, Suite 301
New York, NY 10022

In planning and performing our audit of the statement of financial condition of Daewoo Securities (America), Inc. (a wholly-owned subsidiary of Daewoo Securities Co. Ltd.) (the "Company") as of March 31, 2011 (on which we issued our report dated May 23, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

To the Board of Directors of Daewoo Securities (America), Inc.

600 Lexington Avenue, Suite 301
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Standard Stockbrokerage Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Daewoo Securities (America), Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Daewoo Securities (America), Inc.'s management is responsible for the Daewoo Securities (America), Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

May 23, 2011

Member of
Deloitte Touche Tohmatsu

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 3/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045034 FINRA MAR
DAEWOO SECURITIES (AMERICA) INC
600 LEXINGTON AVE STE 301
NEW YORK NY 10022-7695

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 6,135-

B. Less payment made with SIPC-6 filed (exclude interest) (2,258-)

10/15/2010
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 3,877-

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,877-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,877-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Daewoo Securities (America) Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of May, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1, 2010
and ending 3/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2.333.117-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	230,002
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	230002-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	108.930-
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	108.930-
d. SIPC Net Operating Revenues	$ 2.454.189-
e. General Assessment @ .0025	$ 6.135-
	(to page 1, line 2.A.)

12984

CHASE
JPMorgan Chase Bank, N.A.
www.Chase.com
1-2-210

DAEWOO SECURITIES (AMERICA) INC.
600 LEXINGTON AVE., STE 301
NEW YORK, NY 10022

5/19/2011

PAY TO THE ORDER OF SIPC $ **3,877.00

Three Thousand Eight Hundred Seventy-Seven and 00/100*** DOLLARS

SIPC

Security features. Details on back.

MEMO SIPC-7

AUTHORIZED SIGNATURE

⑈012984⑈ ⑆021000021⑆ 544086199⑈

DAEWOO SECURITIES (AMERICA) INC. 12984

SIPC 5/19/2011

General Assessment (Fiscal year ending 3/31/11) 3,877.00

10012 JPMChase-Ch SIPC-7 3,877.00

DAEWOO SECURITIES (AMERICA) INC. 12984

SIPC 5/19/2011

General Assessment (Fiscal year ending 3/31/11) 3,877.00

10012 JPMChase-Ch SIPC-7 3,877.00

PRODUCT DLT103 USE WITH 91663 ENVELOPE